

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2021

Harry You
Chairman of the Board
dMY Technology Group, Inc. III
1180 North Town Center Drive, Suite 100
Las Vegas, NV 89144

> **Re: dMY Technology Group, Inc. III**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 17, 2021**
> **File No. 333-254840**

Dear Mr. You:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 27, 2021 letter.

Amendment No. 1 to Form S-4

"What equity stake will the current stockholders of dMY and the IonQ Equityholders hold in the Combined Company...", page 5

1. Please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

"Will dMY obtain new financing in connection with the Business Combination?", page 5

2. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC's sponsors, directors, officers or their affiliates will participate in the private placement.

"What interests does the Sponsor and dMY's officers and directors have in the Business Combination?", page 8

3.　Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

4.　Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.

"Can our Initial Stockholders redeem their Founder Shares in connection with consummation of the Business Combination?", page 10

5.　We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Summary, page 17

6.　In an appropriate location in this section, please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

7.　Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

8.　It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Material Tax Considerations, page 114

9.　We note the merger agreement indicates that the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code. Please discuss the tax consequences of the merger in the filing and whether you intend for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. To the extent you believe that the merger qualifies as a reorganization within Section 368(a) of the Internal Revenue Code, you must obtain a legal opinion supporting such a conclusion. Otherwise, disclose that it is uncertain whether the domestication will qualify as a tax-free reorganization and describe the potential consequences to shareholders, including a summary of the tax consequences if the merger fails to qualify as a 368(a) reorganization.

Conflict of Interest, page 161

10. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Note 10. Stock-Based Compensation, page F-22

11. We have reviewed your response to prior comment 12. Please address the following items;
    - Your response indicates that on March 7, 2021, you signed the definitive merger agreement with dMY with a pre-money equity value of $1.275 billion and the fair value of IonQ's common stock was determined to be $31.71 per share. Further, your response states that on March 8, 2021, you announced the proposed business combination with a pre-money equity value for IonQ of $1.275 billion, which resulted in an implied fair value of the shares of IonQ common stock to be $41.30 per share. Please explain what occurred to result in the change in the fair value of the shares during this one day.
    - Given the final implied fair value of $41.30 on March 8, 2021, please explain in greater detail how you concluded your deemed fair value of shares on recent grant dates, for example, $30.61 on March 4, 2021 remains appropriate. We note your disclosure under the title, Reassessment of 2021 Awards, that "IonQ did not identify any significant events that occurred during the period between valuation dates that would have caused a material change in fair value."

You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Craig Wilson, Senior Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Adam J. Brenneman